FIRST BITCOIN CAPITAOL CORP
Har Hatzofim 24/4
Holon, 58492 Israel

March 6, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn: Justin Dobbie, Legal Branch Chief
Tonya Aldave

Re: First Bitcoin Capital Corp.
Withdrawal of Registration Statement on Form 20F-12G
File No. 000-56136

Ladies and Gentlemen:

On January 8,2020, First Bitcoin Capital Corp. (the "Company") filed Registration Statement No. 000-56136 Form 20F (together with the exhibits thereto, the "Registration Statement") with the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company requires more time to adequately answer both narrative and financial comments proposed by the SEC staff and believes it is in the best interests of the Company and its shareholders to withdraw its registration Statement at this time and file a revised Registration Statement with year-end financial statements within the next thirty days. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact the Company's legal counsel, William B. Barnett of Barnett & Linn, at (818) 436-6410.

Very truly yours,

FIRST BITCOIN CAPITAL CORP.

By: /s/ Greg Rubin
Name: Greg Rubin
Title: Chief Executive Officer

Cc: Michael Handelman, CFO